Exhibit 99.1

Black Diamond Welcomes Calgary – Based Oil & Gas Specialist, Scott Henderson,
to Business Development Team

VANCOUVER, BRITISH COLUMBIA--(Marketwire – May 15, 2008) - Black Diamond Brands Corp. OTCBB:BDMHF, the "Company", is pleased to announce that Calgary-based oil and gas professional Scott Henderson will join the Company’s advisory committee and further assist in efforts to identify viable oil and gas investment opportunities. Mr. Henderson will be directly responsible for the identification and evaluation of low risk oil and gas producing properties within the Provinces of Alberta, British Columbia and Saskatchewan.

Scott Henderson, the founder of Trojan Energy Inc., has extensive experience in the oil & gas industry particularly in Alberta, where his prior experience and contacts will be invaluable as the Company expands this new division.  Mr. Henderson brings to the Company an impressive 18 year track record with mid-sized Canadian energy companies including Northrock Resources Ltd. and Antrim International.  Mr. Henderson’s expertise is in the evaluation of producing properties and the identification of new exploration initiatives.

The Board welcomes Mr. Henderson as it continues to foster diversification to its business model.

FOR FURTHER INFORMATION PLEASE CONTACT:

Black Diamond Brands Corp.
Brad J. Moynes
CEO
(604) 646-5620 or Toll Free: 1-877-646-5635
Website: www.blackdiamondbrands.com
Website: www.libertyvalleywine.com